SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*

                               PDL BioPharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329Y104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 15, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

----------------------------------                        ----------------------
CUSIP No. 69329Y104                                       Page 2 of 12 Pages
----------------------------------                        ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              6,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

----------------------------------                        ----------------------
CUSIP No. 69329Y104                                       Page 3 of 12 Pages
----------------------------------                        ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,998,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,998,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,998,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

----------------------------------                        ----------------------
CUSIP No. 69329Y104                                       Page 4 of 12 Pages
----------------------------------                        ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              6,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D

----------------------------------                        ----------------------
CUSIP No. 69329Y104                                       Page 5 of 12 Pages
----------------------------------                        ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 8 to Schedule 13D ("Amendment No. 8") amends the
Schedule 13D filed on March 5, 2007 (as amended by Amendment No. 1 thereto filed on March 21, 2007, Amendment No. 2 thereto filed on April 11, 2007, Amendment No. 3 thereto filed on April 18, 2007, Amendment No. 4 thereto filed on May 22, 2007, Amendment No. 5 thereto filed on May 31, 2007, Amendment No. 6 thereto filed on July 17, 2007, Amendment No. 7 thereto filed on August 30, 2007 and this Amendment No. 8, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company" or "Third Point"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons"), and Jason Aryeh, an individual ("Mr. Aryeh", and together with the Third Point Reporting Persons, the "Reporting Persons"). This Amendment No. 8 relates to the common stock, par value $0.01 per share (the "Common Stock"), of PDL BioPharma, Inc., a Delaware corporation (the "Company").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP ("JALAA") by virtue of his ability to vote and/or to dispose of the securities held by JALAA, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $107,371,520 of their own investment capital to acquire the 6,000,000 shares of Common Stock held by them. The Offshore Fund has expended an aggregate of approximately $73,410,220 of its own investment capital to acquire its 3,998,000 shares of Common Stock.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On October 17, 2007, Third Point sent a letter to the members of the Company's Board of Directors in which it acknowledged positive developments relating to the Company's announced intentions to commence a sale process but expressed concern that the Board does not include a Third Point representative and that the Company is being led by L. Patrick Gage as Interim Chief Executive Officer. In the letter, Third Point reiterated its belief that the shares remain undervalued and stated that, as one of the Company's largest shareholders, it will be carefully tracking developments at the Company and assessing its options.

     A copy of the letter is attached to this Amendment No. 8 as an exhibit and incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

     (a) As of the date hereof, the Management Company and Mr. Loeb beneficially own 6,000,000 shares of Common Stock (the "Third Point Shares"). The Third Point Shares represent 5.1% of the 116,831,008 shares of Common Stock outstanding as of August 2, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. As of the date hereof, the Offshore Fund directly beneficially owns 3,998,000 shares of Common Stock, representing 3.4% of the outstanding shares of Common Stock. As of the date hereof, none of the individual Funds own a number of shares of Common Stock representing more than 5% of such total. Mr. Aryeh no longer beneficially owns any shares of Common Stock as of the date hereof.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 6,000,000 shares of Common Stock held by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 3,998,000 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in the Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in the Common Stock since the most recent filing on Schedule 13D. Schedule C sets forth certain information with respect to transactions by Mr. Aryeh in the Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedules A, B and C were effected in open market transactions in the NASDAQ Global Select Market. Except as set forth on Schedules A, B and C since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by any of the Management Company, Mr. Loeb, the Offshore Fund or Mr. Aryeh, nor, in the case of the Management Company and the Offshore Fund and to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Third Point Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Third Point Shares.

     (e) The Offshore Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on October 16, 2007.

Item 7.   Material to be Filed as Exhibits.

99.1. Letter, dated October 17, 2007, from Third Point to Karen A. Dawes, Bradford S. Goodwin, Joseph Klein III, Laurence Jay Korn, Ph.D., Richard Murray, Ph.D., John S. Saxe, Esq., L. Patrick Gage, Ph.D., the members of the Board of Directors of the Company.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 17, 2007


                                 THIRD POINT LLC

                                 By:   Daniel S. Loeb, Chief Executive Officer


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:    Justin Nadler
                                       Title:   Attorney-in-Fact



                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By:    Daniel S. Loeb, Director


                                  By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:    Justin Nadler
                                       Title:   Attorney-in-Fact


                                 DANIEL S. LOEB


                                  By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:    Justin Nadler
                                       Title:   Attorney-in-Fact



                                 /s/ Jason Aryeh
                                 -----------------------------------------------
                                 Jason Aryeh




               [SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13D
                      WITH RESPECT TO PDL BIOPHARMA, INC.]



                                                    Schedule A
                                                    ----------


                                   (Transactions by the Funds in Common Stock since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------

       08/31/07                      BUY                           54,100                             19.51
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       08/31/07                                                   (54,100)                            19.51
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                     BUY
       09/28/07                                                    68,000                             21.61
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       09/28/07                                                   (68,000)                            21.61
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/02/07                                                  (350,000)                            22.76
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/02/07                                                  (750,000)                            22.73
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/04/07                                                   (60,000)                            23.50
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                   (30,000)                            22.78
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                  (200,000)                            22.65
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                  (100,000)                            22.30
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                   (69,500)                            21.90
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                  (620,000)                            21.84
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/16/07                                                 (1,355,500)                           21.81
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/16/07                                                 (1,350,000)                           21.80
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/17/07                                                  (410,000)                            21.62
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/17/07                                                   (5,000)                             21.59
------------------------ ---------------------------- --------------------------------- -----------------------------------



                                                    Schedule B
                                                    ----------


                                (Transactions by the Offshore Fund in Common Stock
                                   since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/31/07                     SELL                          (11,700)                            19.51
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       09/28/07                                                   (62,000)                            21.61
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/02/07                                                  (234,900)                            22.76
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/02/07                                                  (499,300)                            22.73
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/04/07                                                   (38,000)                            23.50
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                  (150,000)                            22.65
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                   (66,700)                            22.30
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                   (46,200)                            21.90
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/15/07                                                  (413,100)                            21.84
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/16/07                                                  (901,300)                            21.81
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/16/07                                                  (899,800)                            21.80
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/17/07                                                  (273,900)                            21.62
------------------------ ---------------------------- --------------------------------- -----------------------------------
                                    SELL
       10/17/07                                                   (3,300)                             21.59
------------------------ ---------------------------- --------------------------------- -----------------------------------





                                                    Schedule C
                                                    ----------


                                    (Transactions by Mr. Aryeh in Common Stock
                                   since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------
       10/16/07                     SELL                          1,011                              21.79
------------------------ ---------------------------- --------------------------------- -----------------------------------